UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 6, 2022

Armada Acquisition Corp. I

(Exact name of Registrant as specified in its charter)

Delaware	001-40742	85-3810850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2005 Market Street, Suite 3120 Philadelphia, PA 19103 (Address of principal executive offices)

(215) 543-6886

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, and one-half of one redeemable warrant	AACI.U	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	AACI	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock for $11.50 per share	AACI W	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On April 6, 2022, Rezolve Limited, a private limited company registered under the laws of England and Wales (“Rezolve”) issued a press release regarding its 2022 outlook update. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto is a copy of the Transcript of the Shareholder Video regarding the Business Combination, dated April 6, 2022.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the Shareholder Presentation that Armada and Rezolve have prepared for use in connection with the announcement of Rezolve operational efficiencies.

The foregoing Exhibits 99.1, 99.2 and 99.3 are being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of Armada under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Important Information About the Proposed Transaction and Where to Find It

This Form 8-K relates to a proposed business combination transaction among Armada, Rezolve, and Rezolve Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Forward-Looking Statements

This Form 8-K contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this Form 8-K include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the listing of the Combined Company’s shares, including the timing thereof, the amount and use of the proceeds of the transaction, our future growth and innovations, the initial pro forma market capitalization of the combined company, the pro forma amount of funds available in the trust account, our assumptions regarding stockholder redemptions, and the benefits of the transaction. These forward looking statements are subject to a number of risks and uncertainties, including, among others, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Armada, Rezolve or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Armada, to receive regulatory approvals or to satisfy other conditions to closing; (4) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations of Armada or Rezolve as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (9) the possibility that Armada, Rezolve or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the impact of COVID-19 on Rezolve’s business and/or the ability of the parties to complete the proposed business combination; (11) the ability of existing investors to redeem and the level of redemptions, the ability to complete the business combination due to the failure to obtain approval from Armada’s stockholders, , including those to be included under the header “Risk Factors” in the registration statement on Form F-4 to be filed by Rezolve with the SEC and those included under the header “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus of Armada related to its initial public offering. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this Form 8-K represent our views as of the date of this Form 8-K. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Form 8-K.

No Offer or Solicitation

This Form 8-K is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to the Company or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Armada and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release, dated April 6, 2022

99.2	Transcript of Shareholder Video

99.3	Shareholder Presentation, dated April 6, 2022

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 6, 2022

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer and Chairman

Exhibit 99.1

Rezolve now expects $138 million improvement in 2022 cash burn outlook,

maintains 2022 revenue assumption of $219 million

More Cost-Effective Merchant Acquisition Drives Significantly Improved Capital Efficiency

•	2022 outlook update: substantial improvement to EBITDA loss estimate, while revenue target remains unchanged

•	New operational plan assumes no funding needed beyond the secured PIPE and convertible commitments previously announced, excluding transaction fees

(Note that on December 17, 2021, Rezolve Limited (“Rezolve” or the “Company”) announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

London, UK April 6, 2022 – Rezolve, a leader in mobile commerce and engagement, today announced an update to its 2022 outlook, with a substantial improvement in Adjusted EBITDA expected. Please note that this press release should be read in conjunction with a shareholder video available at www.rezolve.com/investors.

“We continue to believe mobile commerce is the future and our proprietary technology enables physical merchants to tap into this potentially massive opportunity”, said Rezolve CEO Dan Wagner. “We are encouraged by the extremely capital efficient way in which we have been able to add merchants to our platform, and are pleased to announce that we now expect to achieve our 2022 revenue target with a greatly reduced EBITDA loss. It is also important to highlight that we believe we can achieve these 2022 targets with the PIPE and convertible funding already announced as part of our merger announcement with Armada. We expect that additional funding from the SPAC trust would allow us to drive incremental merchant adoption and revenue growth.”

Business Outlook

Based on the growth in new merchants thus far in 2022 and continued merchant retention, the Company continues to target total revenue of $219 million in 2022, which represents growth of over 190% y/y. The plan assumes over 300,000 merchants are on the Rezolve platform by year end, an increase of over 78% y/y. This plan also assumes that only the $40 million in additional investment proceeds announced at the time of the SPAC merger are received. Any additional funds from Armada’s $150 million trust account would be incremental and could be used to drive additional growth.

The Company is now assuming an EBITDA loss of approximately $34 million in 2022, excluding any transaction fees. This is significantly better than the $172 million loss that had originally been assumed to meet the Company’s $219 million revenue goal for 2022. There are several factors leading to the improved outlook. Merchant acquisition was less capital intensive than had been assumed in 2021, and this trend has continued thus far in 2022. In addition, a small acquisition that closed in late 2021 has both reduced anticipated OpEx spend across several areas, while also further increasing efficiency in merchant acquisition.

The Company expects that the factors impacting efficiency will continue going forward, and thus now expects to reach profitability during the third quarter of 2023 based on the previously mentioned funding scenario, earlier than the prior assumption of profitability in the second quarter of 2024.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices in China, India, Taiwan, Germany, Spain and Mexico. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and Where to Find It

On December 17, 2021, Rezolve, a private limited liability company registered under the laws of England and Wales, entered into a business combination agreement, dated as of December 17, 2021, with Armada, a Delaware corporation, and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, and Rezolve Merger Sub. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Forward-Looking Statements

This press release and the exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to future performance, anticipated financial impacts of the proposed business combination, approval of the business combination transactions by security holders, the satisfaction of the closing conditions to such transactions and the timing of the completion of such transactions

Contacts

For Rezolve:

Investor Contact:

Kevin Hunt

RezolveIR@icrinc.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040

Media Contact:

Edmond Lococo

ICR Inc.

RezolvePR@icrinc.com

Exhibit 99.2

Transcript

00:00:00:01 - 00:09:45:03

Urmee Khan

Rezolve is new mobile technology, which is fundamentally changing the way that consumers and retailers interact with each other. We do this through what we call triggers result triggers work. By waking up your phone to interact with engagements, you can now scan a physical advert or poster for instant purchase of goods or services Another example is embedding audio on a radio TV advert which can trigger your phone for instant interaction.

These are just two of many triggers that a merchant can now enable. Location based engagements are also very popular using beacons or geo zones to trigger personalized offers and events. Rezolve empowers merchants to restore the historic link between the buyer and the seller.

00:00:45:03 - 00:01:59:19

Stephen Herbert

We at our Armada Acquisition Corp. are very excited to introduce you all today. To Rezolve a UK based company that, among other things, has created transfer what we believe is transformational mobile engagement technology for the marketplace.

This technology, among other things, reduces friction with consumers in the mobile purchasing process. When we went public with Armada and spoke with our investors, there were several very important investment criteria that we put forth A few of them are as follows. First, we wanted a company that was at an inflection point. Secondly, a company that had significant opportunity for organic growth, which we believe Rezolve indeed has. Thirdly, an organization that could produce a significant portion of their revenue in recurring revenue or SAS high margin type revenue. And then finally, a company with a very strong public ready management team, which also we believe Rezolve has. With that, I’ll turn it over to my colleague Doug Luria, who will take you through a transaction overview Thanks, Steve.

00:02:00:11 - 00:02:57:03

Douglas Lurio

If we turn our attention to the transaction highlights slide, you’ll see that we’re valuing Rezolve at a 1.8. 5 billion enterprise value. This represents 8.4 times expected revenues of Rezolve for 2022 or 3.8 multiple of expected revenues of Rezolve for 2023. These multiples represent a significant discount from the comparable companies. If we look at the bottom left-hand portion of the slide.

This shows the pro forma share ownership of the Rezolve Armada merger. And we think it’s important for you to note that all of the equity interests of the current Rezolve shareholders will be rolled over into the post transaction entity. That is to say that no shareholders of Rezolve will, as shareholders, be receiving any cash.

00:02:57:04 - 00:15:36:04

Dan Wagner

Rezolve is a mobile commerce and engagement platform built from the ground up to serve the needs of the mobile device.

I don’t believe that there has been an M commerce platform in the market to serve retailers and brands. M commerce today is just e-commerce packaged to fit a small screen. So, what Rezolve is done is it built a ground up platform designed specifically for the mobile phone. And you need to think about us in terms of Shopify or e commerce but designed specifically for the mobile device.

We solve multiple consumer engagement challenges for merchants, brands and manufacturers. And we have industry agreements with leading partners who have global reach and give us access to over 20 million merchants and over a billion consumers. And we have many more partners in the pipeline that can give us reach to even greater numbers of users and merchants. We’ve been very capital efficient in the lead up into our listing, and we expect to be capital efficient going forward.

And we expect that in 2022 we’re going to generate $219 million in revenue. Rezolve is a new kind of platform and designed, as I said before, from the ground up to achieve these objectives. It’s made up really of two pieces of code, a little bit of code that sits on the mobile phone that can be added to any app.

So, for example, it can be added to any retailer’s app or any food and beverage app or any sports brands app. And what that little bit of code does is it allows the phone to wake up to what we call triggers, triggers are things like geolocation zones or images or audio or Bluetooth transmitters or even new URL links that the user can tap on.

And what those triggers do on the on the phone, what our technology does is it consolidates those triggers and allows the merchant via a dashboard to create transactions on the back of them. So for example, if I’m seeing an ad in the street, I can pick my phone up and wave my phone over the ad and instantly transact with that advertiser.

Or another example might be that I’m in a bar or restaurant and I get a notification on my phone saying there are tickets available for the local show, which is only 100 yards away. And the performance starts in half an hour. That kind of immediacy and convenience around proximity is something that isn’t easily offered today. And we provide a platform that deals with all of that.

So many, many challenges for merchants, brands, manufacturers and so on with these triggers and the ultimate transactions that sit behind them. Our revenue model is based around activation of these triggers, which is the enabling of those triggers to become Rezolve enabled. So, for example, making a press ad or a TV commercial or a radio ad or a geolocation zone, active and ready.

There’s a nominal fee that we charge the merchant and then after a consumer interacts with one of those triggers, we take a fee. Typically, that’s 1% of transaction value or $0.40 for a CRM engagement like requesting a brochure or booking an appointment. And those revenues that we generate from merchants, we then share with our distribution partners because we don’t want to go and knock on the doors of every merchant on the planet.

And we don’t want to try to get our technology into every consumer’s phone. So by partnering with both consumer partners who bring us consumers and merchant partners that bring us merchant, we can get to those consumers and merchants much faster. And that’s been borne out by the fabulous growth we’ve seen in the first full year of trading. Rezolve provides value to merchants because over the last decade or so, merchants have been intermediated by third parties who provide a better user engagement with their customers.

I’ll give you two examples. For years and years, I lived in Manhattan, and I would order from my local delicatessen when I placed my order with them by picking up the phone to them, they would deliver pretty quickly, and I’d have a nice lunch. Today, I order from the same deli, but this time I use Uber Eats or DoorDash or some third-party application, and that application simply takes revenue from the delicatessen.

So, the delicatessen loses out because it’s still serving me the sandwich. I’m still the same customer, but this intermediary is coming in between us, and that intermediary is doing one thing, providing a better, more convenient service to the customer. So what Rezolve does it solves that problem providing tech to the delicatessen, for example, in this case to allow them to engage directly with their customers and that’s just one of the many examples where Rezolve provides a solution to an to a problem that exists today, Rezolve’s business model, drives adoption and scale we have a winner takes all strategy because they can be only one type of technology like this that that is permeates across everybody’s applications

So, for example, if I’m flipping through a magazine and I see an ad, I don’t want to have to determine which technology will engage with that ad. Rezolve is the internal inside of mobile engagement by creating a standard and all great standards in technology have created long lasting franchises. Wintel Partnership powered the PC industry. VHS powered the home recording industry.

And we believe that Rezolve is needed to power the transition from these intermediary activities in the market. To a sustainable long-term future for physical, retail, physical hospitality, so that the future in the high street really does exist. Rezolve has that vision and already has scale and traction through our partners and through our consumer engagement. We have a path to mass consumer adoption with over a billion consumers potentially able to use our technology right now.

And over time, we think that will grow significantly and we have an innovative go to market model by partnering with giants who can give us immediate access to brought to a large audience of merchants and consumers. And that will drive our business to scale. We are forecasting that we will have active over 17 million active users by the end of 2024.

And as of today, we’re expecting to go live in 2022 on over 100 million users’ phones in India alone. So, we think that these forecasts are reasonably conservative. In terms of merchant penetration, we think that we will have a million merchants using our platform by the end of 2024 and we’ve only just started getting going. Rezolve has a huge addressable market over 478 billion estimated addressable market through our Jia zones, through our Instant Act, which is the CRM know, booking appointments, requesting a brochure and so on, and Instant Buy which is the transactions.

We’ve been through a journey over the last five and a half years, working with major partners, doing pilots and testing our technology out in multiple different use cases. And that’s why when we started to go to market in, in earnest at the end of 2020 we saw immediate fast take up by merchants and consumers. Rezolve delivers instant salesware. As I’ve said before it is a comprehensive tech stack, a comprehensive commerce and engagement tech stack that allows merchants very easily to create engagements with consumers via their mobile phone.

Rezolve solves many consumer engagement challenges for retail brands, media, even banks and telcos. In retail we’ve seen the high street suffering and that’s really as a result of retailers being unable to drive traffic into their physical locations unless you happen to be walking by. Rezolve solves that problem through beacons, geo zones and image and audio watermarks by being able to engage with consumers when they are 100 or 200 yards away.

And that allows the retailer to bring people into their store, offering them promotions and among other things, daily household products. Many of these brands don’t have the ability to know who their customers are. They know they sell a lot of products through the major retail grocery chains or the major department stores, but they don’t know who ends up buying their product using Rezolve.

They can encourage consumers to interact with the packaging. When you’re sitting at your breakfast table, you can interact with your cornflakes, and by doing so, the cornflake manufacturer will learn about you will be able to offer you incentives will be able to encourage you to purchase them again. Media companies have been challenged, particularly in traditional media, where broadcast TV and advertising doesn’t provide digital data that you get when you’re transmitting advertising through digital platforms.

Rezolve solves that problem by making all analog and broadcast TV and radio interactive. And finally, telcos and banks who have their own objectives to try to drive adoption of their platforms, to maintain their position in the market can use Rezolve to help connect consumers with merchants can provide on carrier billing in the case of telcos and many other strategic objectives in addition to generating revenue alongside Rezolve. Rezolve goes to market on the back of our partners.

We believe that the best way to reach the consumer is the best way to reach merchants is via the companies that already have relationships with those consumers and merchants. So, for example, in China we’re partnered with China UnionPay. They are the state-owned enterprise that runs payments across the whole of China. They are introducing Rezolve to the merchant base in the physical high street.

Every week we’re adding new merchants to our platform through their introductions and their sales organization. In India, we have partnered with MobiKwik a large mobile payment wallet similar to PayPal in the United States, and they are updating their app in 2022 to include Rezolve technologies suddenly over 100 million Indian consumers will have Rezolve technology on their app without even knowing that it has been added.

And when they next engage with the merchant, or they next walk introduce, and they’ll get notifications and be able to transact as part of their experience with MobiKwik. This is how we reach the market through these partnerships. And as I mentioned before we have already secured over 20 million merchants as our market opportunity through these partners and over a billion consumers.

And we’re in negotiations with many other partners that we expect to sign over the coming years that will broaden that reach and opportunity significantly.

Rezolve is managed and operated by a team of highly qualified, deeply experienced executives. Many of these have been with me for over ten or 20 years, working with me in previous companies to build success in those markets before joining me at Rezolve.

We believe we have multiple avenues to sustain growth and momentum in our business, aside from the forecasts that we already have in market that show tremendous growth and potential, we believe there are new ways that we can drive revenue, for example, we can into new markets, and we are planning to enter new markets in Latin America, North America and other markets in Europe. But in addition to that, we can do all sorts of things. For example, introducing a crypto wallet conversion in app that allows a consumer to pay it till and use their Bitcoin. But we do the conversion in real time. Those could provide significant revenue potential opportunities for us, not that they’re there today, but they certainly have the potential to be exposed in the future.

Over the next three to four years, the revenue will start to diversify. At the moment, it’s a lot of our revenue is coming from geo zones because that’s a very important driver for physical locations and driving traffic into physical stores, which may have been impacted significantly for physical retailers as a result of COVID. Over time, we’ll see more transaction revenue forming part of that mix.

And in addition, we will see increased operating leverage as the business scales. When you look at the valuation benchmarking for Rezolve, as of today, we sit in the middle of adtech e-commerce and payments and against those peers in that market, we are significantly undervalued or discounted. And our view is that given that we’re just launching as a public company, this is an important way to provide investors who are coming into this listing with tremendous upside over the next couple of years as the business grows and scales. And that’s in everybody’s interest.

So, in summary, Rezolve solves numerous pain points. In a large global market. We have proprietary technology with which is a significant barrier to entry we have high quality launch partners who can bring us consumers and merchants quickly over the coming years, and we expect to sign many more. We have an experienced and visionary management team, and we have a large revenue and growth potential with forecast to over a billion in revenue in 2024 representing material year on year growth.

Thank you very much.

Stockholder Update April 2022 Exhibit 99.3

Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 1 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Disclaimer This Presentation (this “Presentation”) is being made in connection with a potential offering and transaction (collectively, the“Business Combination”) between Armada Acquisition Corp. I (“Armada”) and Rezolve Ltd. (“Rezolve”). Any photocopying, disclosure, reproduction or alteration of the contents of this Presentation or any portion of this Presentation other than as expressly authorized by Armada and Rezolve is unauthorized and is prohibited. This Presentation and its contents shall not be used for any purpose other than as expressly authorized by Armada and Rezolve. No Representations and Warranties This Presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential investment in Armada relating to the potential Business Combination and for not other purpose. The recipient acknowledges that this Presentation does not purport to contain all of the information that may be required to evaluate a possible investment decision, including to subscribe for any securities in any jurisdiction, with respect to Armada. The recipient agrees and acknowledges that this Presentation does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Armada or Rezolve or any of their respective affiliates, directors, officers, employees oradvisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between Armada and Rezolve and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material. Armada and Rezolve disclaim any duty to update the information contained in this Presentation. Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. Armada’s and Rezolve’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Armada’s and Rezolve’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Armada’s registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission (the “SEC”), on July 2, 2021, and the amendments thereto (File No. 333-257692). In addition, there will be risks and uncertainties described in the proxy statement relating to the business combination, which is expected to be filed by Armada and/or Rezolve with the SEC and other documents filed by Armada and/or Rezolve from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Armada’s and Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to complete the Business Combination, including due to the inability to concurrently close the business combination and the private placement of securities of Armada or due to failure to obtain approval of the stockholders of Armada or higher than expected redemptions by Armada’s stockholders in connection with the business combination; (2) delays in obtaining, adverse conditions contained in, or the inability to obtain any necessary regulatory approvals or complete regular reviews required to complete the Business Combination; (3) the outcome of any legal proceedings that may be instituted against Armada or Rezolve following the announcement of the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties indicated from time to time described in Armada ’s registration on Form S-1, including those under “Risk Factors” therein or in the proxy statement that will be filed by Armada with the SEC. Armada and Rezolve caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Armada nor Rezolve undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. All information set forth herein speaks only as of the date hereof in the case of information about Armada and Rezolve or the date of such information in the case of information from persons other than Rezolve and Armada, and Armada and Rezolve expressly disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Presentation or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Armada and Rezolve will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Industry and Market Data In this Presentation, Armada and Rezolve rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Rezolve competes and other industry data. Any comparison of Rezolve to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Rezolve. Rezolve obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Rezolve believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Rezolve nor Armada has independently verified the information provided by the third-party sources.

Disclaimer Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 2 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Financial and Other Information The financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of Rezolve for the periods presented. An audit of these financial statements is in process. Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any registration statement or proxy statement to be filed with the SEC by Armada or Rezolve in connection with the Business Combination. Rezolve has not yet completed its closing procedures for the period ended June 30, 2021. This Presentation contains certain estimated preliminary financial results and key operating metrics for the period ended June 30, 2021.This information is preliminary and subject to change. As such, Rezolve’s actual results may differ from the estimated preliminary results presented here and will not be finalized until Rezolve completes its year-end accounting procedures. Certain Financial Measures This Presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBITDA and EBITDA less Capex. These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Rezolve believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Rezolve. Rezolve’s management uses forward-looking non-GAAP measures to evaluate Rezolve’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Rezolve’s financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Rezolve’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Forecasts and Illustrative Scenarios This Presentation contains information with respect to Rezolve’s projected results. This forecast is based on currently available information and Rezolve estimates as of the date of this presentation. None of Armada, Rezolve nor any independent auditors have audited, or performed any procedures with respect to any information for the purpose of its inclusion in this Presentation, and, accordingly, none of them express an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Rezolve does not undertake any commitment to update or revise any such information, whether as a result of new information, future events or otherwise. The assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. While all financial projections, estimates and targets are necessarily speculative, Armada and Rezolve believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Private Placement The securities to which this Presentation relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This Presentation relates to securities that Armada (or its successor) intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. The securities have not been approved or recommended by any federal, state or foreign securities authorities, nor have any of these authorities passed upon the merits of this offering or determined that this Presentation is accurate or complete. Any representation to the contrary is a criminal offense. Changes and Additional Information in connection with SEC Filing The information in this Presentation has not been reviewed by the SEC and certain information, such as the financial measures referenced above, may not comply in certain respects with SEC rules. As a result, the information in the registration statement that Rezolve intends to file and the proxy statement that Armada (or its respective successor) or Rezolve intends to file in connection with the potential Business Combination may differ from this Presentation to comply with SEC rules. The registration statement/proxy statement and those other documents will include substantial additional information about Rezolve and its business that is not contained in this Presentation. Once filed, the information about Rezolve and its business in the registration statement/proxy statement will update and supersede the information included in this Presentation. Participants in Solicitation Armada and Rezolve and their respective directors and executive officers under SEC rules may be deemed to be participants in the solicitation of proxies of Armada’s stockholders in connection with the proposed Business Combination. Investors and security holders of Armada are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC in their entirety when they become available because they will contain important information about the proposed Business Combination. Conflicts of Interests Stephen Herbert and Douglas Lurio are Armada's Chief Executive Officer and President, respectively, and members of Armada's board of directors. Each of Messrs. Herbert and Lurio holds shares of Armada and are also managing members of Armada's sponsor, Armada Sponsor LLC. Cantor Fitzgerald & Co. (“CF&CO”) has been engaged by Armada as a placement agent and arranger in connection with any financing raised by Armada in connection with the potential Business Combination, and in connection therewith, CF&CO may be entitled to receive fees from Armada in connection therewith in the event the Business Combination is consummated. Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, (“Cohen”) has been engaged by Armada as a placement agent and arranger in connection with any financing raised by Armada in connection with the potential Business Combination, and in connection therewith, Cohen may be entitled to receive fees from Armada in connection therewith in the event a Business Combination is consummated. Additionally, Cohen is an affiliate of a passive member of Armada's Sponsor.

Today’s Presenters Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 3 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Dan Wagner Rezolve Chairman & CEO Marcel Reichart Rezolve Investor Relations Stephen Herbert Armada Chairman & CEO Douglas M. Lurio Armada President & Director

Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 4 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Armada Acquisition Corp. I Armada Acquisition Corp. I (“Armada”), a publicly traded company (NASDAQ: AACIU), raised $150 million pursuant to its IPO on August 17, 2021 to acquire target within the FinTech sector with an estimated enterprise value $500 million - $1 billion ACQUISITION CRITERIA ü Is at an inflection point, such as requiring additional management expertise, and able to accelerate growth and financial performance through differentiated business models ü Expected to continue organic growth post acquisition (over 100% per year) through application of technology and creation of enterprise turnkey solution ü Has a leading or niche market position and demonstrates advantages when compared to competitors ü Strong and experienced public-ready management team or provides a platform to assemble an effective management team ü Potential to attract public investors and research coverage ü Can benefit from being a public company, with access to broader capital markets, to achieve the business’s growth strategy ü Generates significant recurring revenues (SaaS Model) with at least 40-55% gross margin and has low customer churn Stephen Herbert Chairman Global, B2B Chairman CEO, innovator, and investor within the IoT and unattended, mobile, and contactless payments sectors. Director, Chairman & CEO, USA Technologies, Inc. (now Cantaloupe, Inc., NASDAQ: CTLP), a leading integrated payments company. Ten years at PepsiCo, Inc. (Nasdaq: PEP), held positions in market strategy, operations, sales and marketing. Douglas Lurio President and Director General Counsel of USA Technologies, Inc. (now Cantaloupe, Inc., NASDAQ: CTLP), a leading integrated payments company, for 29 years from start-up founding in 1991 until April 2020. Served as USAT Director from 1999 to 2012 and as corporate Secretary from 2012 to April 2020. Former securities and corporate law partner of Dilworth Paxson law firm. Founder and current President of Lurio & Associates, P.C. law firm.

Assumptions: $4.2M of cash on the balance sheet as of 9/30/2021. No debt. 200.5M pro forma shares outstanding at $10.00 per common share Assumes zero redemptions from the cash in trust. Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual interest earned in the trust Excludes 7.50M warrants held by public shareholders. All warrants have a strike price of $11.50 per common share Convertible note assumes a $7.00 conversion price and a 5.0% coupon for a 6-month duration Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 5 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Transaction Overview Transaction Highlights Pro Forma Ownership Implied Sources & Uses Pro Forma Valuation $1,851M Enterprise Valuation to Market 8.4x 2022E Revenue of $219MM 3.8x 2023E Revenue $486MM Implied pre-money market capitalization of $1,750M Implied pro forma market capitalization of $2,005M $154.7M of cash held on the pro forma balance sheet Rezolve shareholders rolling 100% of their equity and will own a pro forma equity ownership of 87.3% Armada will receive 2 board seats Pro Forma Ownership 1 1 2 3 2 3 4 5 4 5

Business Overview Financial Overview Appendix Agenda 1 2 3

Business Overview

Rezolve is the “Intel Inside” of mobile engagement that enables the transformation of interactions between consumers and merchants

Rezolve at a Glance Rezolve is a mobile commerce and engagement platform that enables retailers, brands, media, telecoms and banks to deliver rich and engaging mobile experiences to consumers Section Header (used to create Tab Pages and Table of Contents) 6 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Premium Industry Agreements A global, sophisticated enterprise SaaS commerce platform designed from the ground up specifically for mobile engagement Solving the consumer engagement journey for merchants, brands and others Industry agreements with a combined global reach of over 20mm merchants and over 1bn consumers Successful pilot and market entry with 2022E Revenue of $219mm Capital efficient with path to significant scale $219mm 2022E Revenue 2021E Total Transactions 169k 2021E Total Merchants $726 2022E ARPU(1) 90%+ Gross Retention Rate 7mm (2) (2) (2) (2) (3) (4) (4) ___________________________ Note: Financials based on management plan, per U.S. GAAP. 1. ARPU calculated as total revenue / total merchants. 2. Represents current premium agreements. 3. Represents current premium agreements and customers. 4. Represents customers in trial. Updated 2021 metrics per revised model

Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Rezolve ‘Triggers’ Drive Instant Transaction Opportunities 7 Triggers Prompt Devices To Wake Up Driving Instant Transactions on a Consumer’s Device General: Location sensitive: Offers and promotions nearby, navigate to the location Instant engagement: Buy or get more information directly from any form of advertising or directly from posters in shop windows Events: e-Ticketing and Access Control: Tickets are electronically delivered to their handset to enable secure and streamlined access control Pre-Order Queue-Busting: Enable supporters to pre-order food, beverage and merchandise from their seat Quick Service Restaurants: Stay at Table or Reserve: Scan advert or menu, order items, pay and either pick up at counter or have delivered to table Buy and Fly: Pick up items, scan, buy, bag, leave Retail: Fast Checkout: Consumers can scan products, bag and exit the store without waiting in line Expanding Walls: Broader selection of products than available in a store (e.g., furniture and clothing) can be sold from a display wall Merchant Creates Engagement Through Rezolve Dashboard Location Audio Image Beacon QR Code Touch Merchants interact with customers in proximity QR codes re-invented Near-proximity beacons Watermarks in broadcast and streaming media Touch links and buttons Watermarks in posters, advertising, product labels and merchandise

Rezolve Revenue Model and Agreement-Driven Go-To-Market Strategy Rezolve generates revenue by charging merchants and brands for activations and transactions, driven by key strategic agreements Section Header (used to create Tab Pages and Table of Contents) 8 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Activation Revenue Transaction Revenue 1 2 + SaaS-based (annual, monthly, or daily fee) Creating a GeoZone Inserting a watermark in an image or audio file Activating a beacon Transaction-based (per transaction fee) Commerce: Instant Buy (1% of transaction value) CRM: Instant Act (~$0.40 per transaction) Premium Agreements Delivers proprietary technology with minimal code added to any mobile app Transforms user engagement Drives increased sales for merchants Retains ~42.5% - 70% of total revenue generated(1) Provide access to large merchant and consumer bases Deliver increased global reach Counterpart gains new revenue opportunities Retains ~30% - 57.5% of total revenue generated(1) ___________________________ 1. Revenue share arrangements dependent on individual industry agreements.

Rezolve Provides Value to Merchants Rezolve is empowering merchants and brands with the ‘last mile’ of consumer engagement Section Header (used to create Tab Pages and Table of Contents) 9 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. The Current Consumer Engagement Journey Expensive, eroding margins Limited consumer engagement Lacks spontaneity Consumers maintain engagement with merchant / brand without navigating to third-party search / site Delivers instantaneous checkout and reduces friction in purchase processing Provides ‘last mile’ consumer engagement while maintaining brand affinity Optimizes advertising spend with targeted engagement Reduction of current traditional intermediary costs Historical Engagement Current Engagement

Business Model Drives Adoption and Scale 10 ___________________________ Source: Footnotes. Compelling, Attractive, Scaling Financial Model Self-reinforcing network Low customer retention cost Increasing Margin SaaS and Transaction-based revenues Rapid Growth Number of Users Innovative Go-to-Market Model “Winner Take All” Opportunity Retailer Traction / Channel Path to Mass Consumer Adoption Number of Merchants (in thousands) (in thousands) 90%+ Gross Retention Rates(1) ___________________________ Note: Financials based on management plan, per U.S. GAAP. Based on end of year estimates. 1. Retention rates are calculated based upon the number of new, cancelled and recurring merchants. Projected retention rate is based on Guangdong province, reporting 100% in Q1-Q3 2021. Updated number of users and merchants per revised model

Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Opportunity Represents a Significant Total Addressable Market 11 Long-Term Global Opportunity Explosion in Mobile Usage Mainstream Adoption of Mobile Payments Continued Growth in Worldwide Retail Sales + + = Long-Term Industry Tailwinds Estimated for 1% Rezolve transaction fees on $25trn of global retail sales in 2021(4) Market growing to $30trn in 2025 at a 5% CAGR(4) Instant Buy Estimated for Global Search Advertising Spending in 2023(2) (3) Market growing to $211bn in 2025 at a 4% CAGR(2) (3) Instant Act Estimated as Global Location Based Advertising Spend in 2020(1) Market growing to $523bn in 2027 at a 48.7% CAGR(1) Rezolve GeoZones Estimated Total Addressable Market of $478bn ___________________________ 1. Global Industry Analysts: Global Location Based Advertising Industry Report. 2. Statista: Digital Market Outlook. 3. Finaria: Global Search Advertising Report. 4. eMarketer: Global Ecommerce Forecast 2021.

Rezolve Focused on Scaling in China and Further Agreements Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 12 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Formation Phase and Mexico Pilot China Pilot and Initial Rollout Scaling China and Further Agreements Apr 2016 Company founded in the UK Dec 2019 Lotte Mart rolls out Rezolve Inside as part of Lotte Group Engagement Oct 2017 to Oct 2018 China specific development Sep 2017 Mexico market paused to focus on UnionPay. Mexican stats extremely encouraging Sep 2020 UnionPay commences roll out with over ~130k merchants signed in the first nine months Jan 2021 Signed agreement and opening in India with access to potentially 3mm merchants and 100mm consumers 2016 2017 2018 2019 2020 May 2017 Mexico app launched for tollways Jul 2017 UnionPay Agreement Signed Oct 2017 UnionPay app strategy and roadmap defined Nov 2018 Initial China Pilot 2019 Main China Pilot Dec 2019 TataCliq pilots Rezolve Inside as part of Tata Group Engagement Nov 2020 Signed agreement with Fiserv, rolling out in EMEA in December 2020 Jun 2021 Successful launch in Taiwan 2021 Sep 2021 Renewed contract with Unionpay and scaled up to 130k merchants ___________________________ Note: Financials based on management plan, per U.S. GAAP. 1. Annualized based on June 2021 Revenue of $2mm. 2. 2021E Revenue includes $10mm in Taiwan retail revenue subject to audit gross revenue recognition. Updated FY21 revenue and number of merchants for Dec 2021

___________________________ Source: Footnotes. Rezolve Delivers Instant Salesware 13 Go Local Browse Scan Shop Order And find offers nearby Through products both online and offline Where you see the logo Effortlessly With confidence Core Capabilities Customer loyalty Mobile vouchering Data insights Retailer ePoS / Back office Mobile Payments Ability to pay on / offline

Rezolve Solves Consumer Engagement Across Many Use Cases Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 14 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Use Case Pain Points Retail Brands Media Telco’s and Banks Fragmented consumer experience between the offline and online world Engage instantly with consumers and drive traffic to physical retail stores Overcome offline-to-online & online-to-offline challenges Limited connectivity to end consumer with little data insight Minimal consumer engagement and monetization from advertising Low consumer retention within ecosystem given complicated mobile experience Allows brand owners to collect insight into their customers Brings brands closer to their consumers Broadcast (Radio and TV): audio triggers to instantly engage with consumers Print: direct engagement with monetization on pages to improve visibility into consumer interactions Enhances Telco carrier billings and brings new service revenue streams Enables Banks to connect consumer with merchants

See Rezolve in Action Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 15 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes.

Agreement SDKs & Portals Server and Security Internationalization IP Rezolve AI Network (RAIN) Consumer Engagements Technical Delivery Data Robust Technology Stack A sophisticated, comprehensive and scalable technology platform Section Header (used to create Tab Pages and Table of Contents) 16 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. SDK, reference apps, documentation, Dashboards Cloud SaaS. SOA for scale & load. International PCI DSS Level 1 for security Language, local address & currency; Regulatory; local checkout, retail T&Cs, tax & data jurisdictions Trademarks granted, Patents pending Facilitates merchant onboarding and Rezolve Mall delivery without integration Pre-Transaction, Transactional and Post Transaction Professional services, documentation, developer tools and portal Operational analytics & insights. Consumer behavior, consumer profiling

Consumer Adoption through Global Agreements Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 17 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. 2024E Total Merchants / Users Agreement Initiated Key Agreements China Europe India East Asia(1) LatAm September 2020 In final contract negotiations December 2020 January 2021 July 2021 Additional Regional Expansion 917k Merchants 3mm Users 53k Merchants 31k Merchants 2mm Users North America Brazil Australia Agreement to be announced Plan to launch and opportunity deemed promising Will be launched with respective distribution agreements ___________________________ Note: Financials based on management plan, per U.S. GAAP. 1. East Asia region includes Taiwan. Updated 2024E number of merchants / users

Navigated by an Experienced and Visionary Management Team



Dan Wagner
Founder, Chairman & CEO

- Founded Rezolve in 2016
- Founded MAID in 1984, which later floated on the LSE and Nasdaq in 1994 and 1995 under the name Dialog, through which Dan became one of the youngest CEOs of a public company



Sunder Madakshira
CEO, India

- Has 26+ years of experience in senior roles in sales and marketing
- Previously, served as marketing head for Adobe and prior to that role, held various senior positions with EdgeVerve, SAP, Harman, Infosys, Wipro and Unilever



Richard Burchill
CFO

- Has 20+ years of experience as a qualified accountant and corporate finance executive
- Served as Finance Director of Arcadia and held responsibilities as Director of the main operating board, Deputy CFO, Group Treasurer and headed payments as well as held 40+ directorships



Dr. Salman Ahmad
Chief Technology Officer

- Brings more than 20 years of combined experience in mobile software technology and applications, as well as web and server technologies
- Previously, Salman was the CTO and co-founder of Kenja Corp



Peter Vesco
CRO & GM, EMEA

- Has 20+ years of experience in the digital, financial, mobile services and information technology sectors
- Previously, served as the CEO of ClickandBuy



Reuben Pandian
Chief Product Officer

- Over 26 years of experience across industries in marketing, product management, sales operations and supply chain
- Previously, served as Chief Omni Channel & Strategic Alliance Officer with the Tata group



Arthur Yao
GM, China

- Has 20+ years of experience as a chief executive, management consultant, advisor and technology innovator
- Previously, served as CEO of CN2Pay



Urmee Khan
Global Head of Communication

- Spent 15 years as a journalist before working as content ship director for Business Insider with global brands such as BlackRock and Rolex
- Former CNN, BBC, Daily Telegraph correspondent

18

rezolve® instant salesware

Expand sales direct and indirect sales capabilities, drive dynamic customer segmentation capabilities, introduce analytics to improve customer insights and improve customer lifetime value High incremental customer retention at +90%(1) through targeted marketing while extracting organic price increases Enhance/expand platform with added functionality including live event notifications, dynamic coupons, further personalization and personal experiences and ML and AI layer to drive recommendation engine Further penetrate customer base and shift into other types of agreements (e.g. with media companies) Capitalize on global growth momentum in the U.S., Canada, LatAm, Brazil, broader Europe and Australia Multiple Avenues to Sustain the Growth Momentum Sub-Header: Enter your optional sub-heading here Section Header (used to create Tab Pages and Table of Contents) 19 Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. Organic Growth Win New Customers & Enhance CLTV for Existing Customers Enhance Product Features Upsell / Cross-Sell Enter New Geographies ___________________________ Note: Financials based on management plan, per U.S. GAAP. 1. Retention rates are calculated based upon the number of new, cancelled and recurring merchants. Projected retention rate is based on Guangdong province, reporting 100% in Q1-Q3 2021.

Financial Overview

Rezolve’s Financial Highlights 20 ___________________________ Source: Footnotes. Revenue(1) Dynamic Operating Leverage(2) Retention Rates and ARPU ($ in millions) ($ in millions) Agreements and transaction-based model reduces OpEx requirements as business scales Negative EBITDA driven by customer acquisitions and market expansion 2024E gross profit margin and EBITDA margin expands to >50% and 21%, respectively Business model execution based on pilot success and built up merchant base Additional revenue streams and agreements opportunity scaling Geographic expansion and diversity 2022E-2024E CAGR: 119% ARPU(4) Retention Rates(3) ___________________________ Note: Financials based on management plan, per U.S. GAAP. 1. Revenue displayed as net revenue. 2. Refer to non-GAAP EBITDA reconciliation in the Appendix. 3. Retention rates are calculated based upon the number of new, cancelled and recurring merchants. Projected retention rate is based on Guangdong province, reporting 100% in Q1-Q3 2021. 4. ARPU calculated as total revenue / total merchants. Updated all numbers per revised model Counsel to sign off on language of footnote 3 EBITDA OpEx as % of Revenue

Review of Forward KPIs Forecasts 7 million users from eight distributors and 1 million merchants, with ~169k merchants as of the end of Dec 2021 Section Header (used to create Tab Pages and Table of Contents) 21 Enter your text here Line 2 Line 3 Line 4 % Penetration Number of Users Number of Merchants % Penetration (in thousands) 2024E 2024E (in thousands) ___________________________ Note: Financials based on management plan, per U.S. GAAP. 1. Potential Users include company estimates for 2024E users in India of 80mm, LatAm of 30mm, and other regions of 128mm. 2. Potential Merchants include company estimates for 2024E merchant populations in China of 14mm, UK of 210k, Germany of 450k, and Other regions of 3mm. Updated number of users / merchants per revised model

Revenue Diversification and Operating Expense Detail Revenue growth and diversification is supported by investments in product development, additional agreements, and corporate expenses Financial Overview 22 ___________________________ Source: Footnotes. Operating Expense Detail Increasing operating leverage as the business scales R&D growth driven by investments in new product and feature development Ongoing S&M effort with continued focuses on new agreements and marketing support of existing merchant base and churn management ($ in millions) % of Total OpEx 42% 52% 6% 35% of rev ___________________________ Note: Financials based on management plan, per U.S. GAAP. 1. Revenue displayed as net revenue. Other revenue is composed of annual user charges, watermark revenue, Taiwan e-tailing revenue and revenue from media company advertising. Revenue(1) Diversification Near term revenue composition comprised of Geozone revenue Greater revenue diversification achieved as transaction revenue and affiliate revenue continue to grow Gross profit margin expands from 34% in 2022 to 52% in 2024E, driven by revenue mix shift % of Total Revenue 11% 12% 62% 15% Updated all numbers per revised model $1,050

Introducing the Selected Comparables Universe Rezolve sits in the middle of high growth payments, e-commerce enablement and marketing technology 23 ___________________________ Source: Footnotes. E-Commerce enablement coupled with consumer engagement for merchants Large and underserved market opportunity with numerous industry tailwinds Mix of SaaS-based and transaction-based revenue Technology focused with visionary management team High-growth, highly scalable business model High-Growth Payments E-Commerce Enablement Marketing Technology

Valuation Benchmarking Enter your text here Line 2 Line 3 Line 4 ___________________________ Source: Footnotes. High-Growth Payments(1) High-Growth MarTech EV / ’22E Rev EV / ’23E Rev ’22E Rev Growth ’23E Rev Growth EV / ’22E Rev / ’22E Rev Growth EV / ’23E Rev / ’23E Rev Growth E-Commerce Enablement 24 Source: FactSet as of 4/4/2021 ~36% discount to comps median ~63% discount to comps median ~92% discount to comps median ~90% discount to comps median

Financial Overview ___________________________ Source: Footnotes. Rezolve’s Investment Highlights Solving numerous pain points in a large global market 25 Proprietary technology is a barrier to entry Experienced and visionary management team Large revenue and growth potential Provides the missing connectivity layer in payments Large and underserved market provides a significant growth opportunity Significant market momentum Sophisticated e-Commerce and mobile technology stack China UnionPay, Fiserv, MobiKwik, Tata, Lotte, Chunghwa Telekom Deep industry and operational expertise to drive performance Attractive and scalable business model Forecasting $1bn+ in revenue by 2024E, representing substantial YoY growth(1) ___________________________ Note: Financials based on management plan, per U.S. GAAP. Current premium agreements: China UnionPay, Fiserv, Mobikwik; Current premium agreements and customers: Chunghwa; Customers in trial: Tata, Lotte 1. See “Summary of Management Plan” and “Disclaimer – Forecasts and Illustrative Scenarios” for additional information. High quality launch Agreements

Appendix

Summary of Management Plan Financial Overview 26 ___________________________ Note: Financials based on management plan, per U.S. GAAP. Totals may vary due to rounding. 1. Please refer to the company growth plan for further details on agreements and customers. ($ in millions) Management Projections 2022E 2023E 2024E Transaction Revenue 6 39 126 GeoZone Revenue 124 269 651 Affiliate Revenue 48 102 159 Other Revenue 41 76 114 Total Revenue $219 $486 $1,050 % Growth 167% 121% 116% COGS 146 300 500 % of Revenue 66% 62% 48% Gross Profit 74 186 551 % of Revenue 34% 38% 52% S&M Expense 77 111 171 R&D Expense 9 13 19 G&A Expense 23 45 138 Total Opex 108 169 327 % of Revenue 49% 35% 31% EBITDA ($34) $17 $223 % of Revenue (16%) 4% 21% Capex 5 4 2 % of Revenue 2% 1% 0% EBITDA – Capex ($39) $13 $221 % of Revenue (18%) 3% 21% Commentary Transaction and GeoZone fees expected to comprise over two-thirds of revenue in the projection period Revenue growth underpinned by merchant and users additions as the Company signs new agreements Expected to add five retail agreements through 2022(1) Material revenue inflection in 2023 as agreements ramp user engagement Sales and Marketing comprises the main expense item (in S&M and COGS) as the company co-invests alongside agreements to roll product in projection period Margin increase supported by operating leverage, upfront R&D investments and attractive unit economics Management plan does not assume additional capital from transaction beyond the secured PIPE and convertible commitments, excluding transaction fees Updated all numbers per revised model Counsel to sign off on last bullet

Non-GAAP Reconciliation Sub-Header: Enter your optional sub-heading here Financial Overview 27 Enter your text here Line 2 Line 3 Line 4 ___________________________ Note: Financials based on management plan. Totals may vary due to rounding. ($ in millions) Reconciliation of Net Income (Loss) to EBITDA 2022E 2023E 2024E EBITDA ($34) $17 $223 Depreciation & Amortization ($1) ($2) ($3) Interest - - - Tax Charge $8 ($3) ($49) Net Income (loss) ($27) $12 $172 Updated all numbers per revised model

___________________________ Source: Footnotes. Rezolve Revenue Detail 28 Transaction Fees GeoZone Revenue Affiliate Revenue 2024E Revenue Composition Description Assumed Fee Model Fees on “shoppable” advertisements that drive user engagement $0.10 - $0.30 per shoppable advertising transaction, based on minimums up to an assumed average basket value $126mm in transaction fees 12% of total revenue Daily subscription fees on GeoZones $1.40 - $2.00 paid by merchants per day to access Rezolve shoppers, based on size of geozone and in market pricing $651mm in geozone revenue 62% of total revenue Users make purchases in local shopping malls through the Rezolve app $0.10 paid for purchases through Rezolve, based on minimums up to an assumed average basket value of $10 $159mm in affiliate revenue 15% of total revenue ___________________________ Note: Financials based on management plan, per U.S. GAAP. Remaining 11% of 2024E revenue, totaling $114mm, is composed of annual user charges, watermark revenue, Taiwan e-tailing revenue and revenue from media company advertising. Updated 2024E revenue composition per revised model

Risk Factors 29 All references to “Rezolve,” “Company,” “we,” “us” or “our” refer to Rezolve, Ltd. and its business. The risks presented below are certain of the general risks related to the business of the Company, and such list is not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, together with the information in the Company’s consolidated financial statements and related notes, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and Armada Acquisition Corp. I (the “SPAC”) with the United States Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the proposed transactions between the Company and SPAC. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the proposed transactions between the Company and SPAC, and may differ significantly from, and be more extensive than, those presented below. Risks Related to Rezolve’s Business and Industry Rezolve’s assumptions about the size and timing of Rezolve’s market opportunity for its products and services is based in part, on third-party survey data and reports, and Rezolve’s assumptions about the portion of such market opportunity that Rezolve can capture and the timing thereof. There is no assurance that such assumptions are reasonable or will materialize or that such data and reports are reasonable. Rezolve is dependent on several key relationships; if one of those relationships change our business may be materially adversely affected. Rezolve has incurred significant losses since inception, and it expects to incur losses in the future. Rezolve may not be able to achieve or maintain profitability. Rezolve may not be able to compete successfully in the highly competitive sales industry. The severity and duration of the COVID-19 pandemic, the COVID-19 pandemic’s impact on global economies, governmental responses to the COVID-19 pandemic, and similar public health emergencies in the future could result in adverse consequences on Rezolve’s business operations and financial results. Rezolve’s business is subject to a wide variety of extensive and evolving laws and regulations in a multitude of jurisdictions, which may negatively impact its ability to provide cost-effective services in some locations. There may be changes in legal, regulatory and compliance requirements related to Rezolve’s products and services that could result in adverse consequences to Rezolve’s business operations and financial results. Rezolve may need substantial future funding to finance operations, and there is no assurance that Rezolve will be able to obtain such financing on acceptable terms or at all. Product liability and warranty claims could result in adverse consequences to Rezolve’s business operations and financial results. Rezolve may not be able to protect proprietary intellectual property rights. Rezolve relies on its management team and other key employees and will need additional personnel to grow its business, and the loss of one or more key employees or its inability to hire, integrate, train and retain qualified personnel, including members for its board of directors, could harm its business and result in Rezolve losing the innovation, collaboration and focus that contributes to its business. Rezolve may be unable to prevent cyber intrusions and mitigate cyber risks, and a cyber-based attack on Rezolve’s information technology systems or those of third-party technology providers could disrupt Rezolve’s ability to deliver services to customers and could lead to increased overhead costs, decreased sales and harm to Rezolve’s reputation. As part of Rezolve’s growth strategy, Rezolve may engage in future acquisitions that could disrupt its business and have an adverse impact on its financial operations. The audit of Rezolve’ fiscal year 2019 and 2020 financial statements is not yet complete and will be its first audit conducted under the Public Company Accounting Oversight Board standards. In connection with its audit, Rezolve may find material weaknesses and/or significant deficiencies in its internal control over financing reporting. Rezolve currently has a large proportion of its sales in China derived from its contractual arrangements with China UnionPay. In the event that the geopolitical climate with China deteriorates this could impact on the ability of Rezolve to benefit from sales in China. Changes in Chinese regulation could impact on the ability of Rezolve to carry on its business as currently conducted in China. China UnionPay or other large merchant and or other agreements may introduce or change policies, strategies or terms which could adversely impact the arrangements it has with Rezolve and subsequently adversely impact the company’s business and financial projections. There is no guarantee that consumer uptake or utilization of the Rezolve products will be achieved as anticipated and this would adversely impact on the performance of Rezolve. In the event that the amount raised in the proposed offering is lower than the levels specified and/or funding received later than indicated in this presentation then Rezolve is unlikely to be able to realize its financial and business plans as set out in this presentation. ___________________________ Source: Footnotes.

Risk Factors (Cont’d) 30 ___________________________ Source: Footnotes. Risks Related to the SPAC’s Securities If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the SPAC’s securities may decline, either before or after the closing of the Business Combination. The combined entity will incur significant increased expenses and administrative burden as a public company, and the combined entity may not be able to maintain an effective system of disclosure controls and internal control over financial reporting, each of which could have an adverse effect on its business, financial condition and results of operations. There can be no assurance that the combined Company’s common stock will be approved for listing on The Nasdaq Stock Market or other national exchange or that the Combined Company will be able to comply with the continued listing standards of The Nasdaq Stock Market or other national exchange. The combined company’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the business combination is consummated could have a material adverse effect on its business. An active trading market for the SPAC’s shares may not be available on a consistent basis to provide shareholders with adequate liquidity. The stock price may be extremely volatile, and shareholders could lose a significant part of their investment. The SPAC’s shares may fail to meet the continued listing standards of the Nasdaq Capital Market (“Nasdaq”), and additional shares may not be approved for listing on Nasdaq. Because Rezolve has no current plans to pay cash dividends for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you paid for them. If, following the transaction, securities or industry analysts do not publish or cease publishing research or reports about Rezolve, its business, or its market, or if they change their recommendations regarding Rezolve’s securities adversely, the price and trading volume of Rezolve’s securities could decline. Risks Related to the SPAC and the Business Combination Directors of the SPAC have potential conflicts of interest in recommending that the SPAC’s shareholders vote in favor of the adoption of the merger agreement and the business combination, and approval of the other proposals to be described in the proxy statement/prospectus. The SPAC may, in accordance with their terms, redeem unexpired SPAC warrants prior to their exercise at a time that is disadvantageous to holders of SPAC warrants. The SPAC’s founders, directors, officers, advisors and their affiliates may elect to purchase the SPAC’s Class A ordinary shares or SPAC warrants from public shareholders, which may influence the vote on the Business Combination and reduce the public “float” of the SPAC’s shares. The SPAC’s sponsor has agreed to vote in favor of the business combination, regardless of how the SPAC’s public shareholders vote. Even if the SPAC consummates the business combination, there can be no assurance that the SPAC’s public warrants will be in the money during their exercise period, and they may expire worthless. The ability of the SPAC’s shareholders to exercise redemption rights with respect to a large number of outstanding SPAC shares could increase the probability that the business combination will not occur. The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. The SPAC’s board has not obtained and does not currently intend to obtain a third-party valuation or financial opinion in determining whether to proceed with the business combination. Current SPAC shareholders will own a smaller proportion of the post-closing company than they currently own of the SPAC’s ordinary shares. In addition, following the closing of the business combination, the SPAC may issue additional shares or other equity securities without the approval of its shareholders, which would further dilute their ownership interests and may depress the market price of its shares. Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination. The announcement of the proposed Business Combination could disrupt Rezolve’s relationships with its suppliers, finances and others, as well as its business generally. The SPAC’s warrants are being accounted for as derivative liabilities and are recorded at fair value, with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of the SPAC’s ordinary shares or may make it more difficult for the SPAC to consummate an initial business combination. Changes in accounting guidance regarding the treatment of redeemable shares as "temporary equity" may result in the SPAC and/or the combined company to switch listing from The Nasdaq Stock Market's Capital Market to the Global Market, which requires 100 more minimum shareholders than The Nasdaq Stock Market's Capital Market. Following the consummation of the Business Combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations. Rezolve's management team has limited experience in operating a public company.